                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X           Form 40-F___

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes ___              No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 17, 2003           ASHANTI GOLDFIELDS COMPANY LIMITED



                                   By:  /s/ Ernest Abankroh
                                       ---------------------
                                   Name:  Ernest Abankroh
                                   Title:  Company Secretary

                           [ASHANTI GOLDFIELDS LOGO]

                           P R E S S   R E L E A S E
-------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE                                              17 JUNE 2003

                           FIRST QUARTER REPORT 2003

     EARNINGS IMPACTED BY LOWER PRODUCTION AND HIGHER CASH OPERATING COSTS

Overview

First quarter production of 380,929 ounces was 7% lower than last year's 409,384 ounces primarily due to a delay in commissioning of the plant expansion at Iduapriem/Teberebie, lower mined grades as waste stripping to access higher grade ore continued at Geita and lower grades and recovery at Obuasi and Bibiani.

Total cash operating costs rose from US$190 per ounce to US$224 per ounce. This was as a result of lower gold production, the impact of fuel prices, one off costs associated with the clean up of the Bibiani pit wall slip, lower grades during the period of the Geita Nyankanga pit cut-back and interim crushing and mill feed arrangements at Iduapriem which necessitated a higher than normal amount of ore re-handling.

Earnings for the quarter of US$6.8 million were 59% lower than the US$16.5 million recorded in 2002. Earnings per share were US$0.05 (2002: US$0.15). The reduced earnings were due to lower production and higher cash operating costs, partially mitigated by higher spot prices. The realised gold price of US$338 per ounce was lower than the average spot price of US$351 per ounce, due to commitments in the Ashanti and Geita hedge books.

Group gross and net debt levels were broadly unchanged during the quarter at US$255.9 million and US$215.0 million respectively.

Higher spot prices and gold volatility helped Ashanti to effect some restructurings to its hedge book during the quarter. These restructurings have improved the average committed price per ounce over the life of the Ashanti hedge book by US$11, from US$346 to US$357.

Drilling at Obuasi below 50 Level continued to yield encouraging results with significant drill intercepts of principally quartz, with visible gold. These intercepts included 11.1 metres at 30.1g/t; 7.4 metres at 29.8g/t and 5.8 metres at 32.4g/t respectively between 54 level and 59 level.

o Quarter's earnings of US$6.8 million, 59% lower than first quarter of 2002

o Total gold production of 380,929 ounces, 7% lower than last year

o Cash operating cost of US$224 per ounce, up US$34 per ounce on last year

o Ashanti hedge book restructured further

o Exploration at Obuasi and Geita continues to yield encouraging results

                                     3 months to    3 months to    12 months to
HIGHLIGHTS                            31 Mar 03      31 Mar 02       31 Dec 02
--------------------------------------------------------------------------------
FINANCIAL (US$m)
Total turnover                          128.9          136.9          552.2
Total EBITDA                             31.3           47.4          162.7
Operating Profit                         11.7           24.3           74.3
Profit before tax                         7.0           18.3           51.7
Earnings                                  6.8           16.5           56.2
Earnings per share (US$)                 0.05           0.15           0.47
--------------------------------------------------------------------------------

GOLD PRODUCTION (ounces)
--------------------------------------------------------------------------------
Total                                 380,929        409,384      1,621,919
Attributable                          363,341        391,836      1,553,745
--------------------------------------------------------------------------------

GOLD PRICE (US$ per ounce)
--------------------------------------------------------------------------------
Realised by Ashanti                       338            334            340
Spot price                                351            301            312
--------------------------------------------------------------------------------

TOTAL PRODUCTION COSTS BEFORE EXCEPTIONAL ITEMS (US$ per ounce)
--------------------------------------------------------------------------------
Cash operating costs                      224            190            199
Royalties                                  11              8              9
Depreciation and amoritisation             51             56             54
--------------------------------------------------------------------------------
Total                                     286            254            262
--------------------------------------------------------------------------------

OPERATIONS REVIEW                                                 [ASHANTI LOGO]

GHANA
OBUASI
Obuasi's gold production for the quarter was 131,918 ounces approximately 2,000 ounces ahead of target, but 8,178 ounces below the 140,096 ounces achieved in the first quarter of 2002. The decrease in production was due to the lower feed grade, 6.99 g/t compared to 8.01 g/t, and lower metallurgical recovery, 84.6% compared to 87.0%, at the Sulphide Treatment Plant (STP). At US$205 per ounce, the cash operating cost for the quarter was on target but represented an 8% increase on the US$189 per ounce achieved in the first quarter of 2002.

Mining. Underground production of 583,000 tonnes was lower than the 591,000 tonnes reported in the first quarter of 2002 while the head grade at 7.05 g/t is a decrease on the 7.50 g/t reported for the same prior period. The reduction in grade was expected with a higher tonnage mined from the lower grade bulk mining open stopes scheduled for the period. The tonnage reduction was due to lower than plan mining fleet equipment availability in February. During the quarter further initiatives were undertaken to enhance grade control procedures and to upgrade the mine and processing plant feed tonnage/grade reconciliation systems.

Underground infrastructure. Development continued on 50 level BSVS shaft whilst procurement of the steelwork was progressed in preparation for equipping, which is scheduled to commence in the fourth quarter. Raiseboring of the 300 ventilation shaft was completed and civil work for conventional sinking of the collar area commenced.

Surface Mining. Open pit production from the Homase deposit was 172,000 tonnes grading 2.65 g/t during the quarter. The ore was trucked to the Oxide Treatment Plant (OTP) at Obuasi and blended with reclaimed heap leach tailings.

Processing. Throughput at STP was 580,000 tonnes, similar to the 582,000 tonnes treated in the corresponding period of last year. The head grade decreased to
6.99 g/t from 8.01 g/t and recovery decreased to 84.6% from 87.0%. This resulted in gold production being 110,235 ounces compared to 130,246 ounces in the first quarter of 2002. Plant throughput was affected by a damaged mill pinion on the SAG mill which necessitated operating the mill at a reduced feed rate. The mill pinion will be changed and the girth gear turned at the end of the second quarter. An additional SAG mill which was relocated to STP from Pompora Treatment Plant (PTP) was successfully re-commissioned during the first quarter and will provide security of capacity and production flexibility. Gold production at OTP was 10,997 ounces. The Tailings Treatment Plant produced 10,686 ounces in the first quarter compared to 9,496 ounces for the corresponding period in 2002. Tailings throughput increased to 500,000 tonnes compared with the previous year's 440,000 tonnes and recovery increased to 31% from 30%.

Exploration. Underground exploration yielded good results with three intersections from the 131 crosscut on 50 level: 30.1 g/t over 11.0 metres, 29.8 g/t over 7.4 metres and 32.4 g/t over 5.8 metres at 54 level, 57 level and 59 level horizons respectively. In the south section of the mine drilling from 41 level provided 13.6 g/t over 6.4 metres and from 38 level intersections included
23.5 g/t over 9.4 metres and 26.0 g/t over 6.0 metres. In the north of the mine an intersection from 12 level was made on a previously undeveloped shoot on the Ashanti reef showing 98.0 g/t over 4.7 metres. Surface drilling of the north extension of mineralisation at the Homase deposit was completed and the resource model is currently being finalised.

IDUAPRIEM/TEBEREBIE
First quarter gold production at Iduapriem was 47,246 ounces, slightly below the 47,844 ounces produced in the first quarter last year. The mill and leach tank component of the Carbon-in-Leach (CIL) plant expansion was largely completed during the quarter with outstanding work relating to new carbon screens. Integrating the new mill, classification and leach tank circuits with the original plant and balancing the circuits to provide optimum recovery provided a series of unanticipated challenges resulting in metallurgical recovery for the quarter being below expectation. Progress is being made in these areas and completion testing is ongoing. The overland conveyor and primary crushing section of the upgrade will be commissioned in two phases during the second and third quarters respectively. The cash operating costs were US$260 per ounce compared to US$193 per ounce for the corresponding quarter last year. The high cost reflects the higher tonnage milled and the low recovery achieved during the period as well as high ore re-handle costs associated with the temporary crushing and mill feed arrangements being utilised whilst the overland conveyor and primary crusher elements of the upgrade project are being implemented.

Relative to the same quarter last year, gold production from the heap leach operation reduced from 9,553 ounces to 6,459 ounces because of lower recovery associated with harder less permeable feed material and lower tonnage throughput.

BIBIANI
Bibiani produced 51,271 ounces at a cash operating cost of US$234 per ounce from processing 610,000 tonnes of ore at 3.35 g/t. Production for the corresponding period in 2002 was 59,806 ounces at US$186 per ounce from 577,000 tonnes at 3.90 g/t. Metallurgical recovery reduced to 80.3% from 82.2% relative to the first quarter of 2002 due to the more refractory nature of the ores being processed. The lower grade and metallurgical recovery resulted in the lower gold production.

The increase in the cash operating cost reflects the lower gold production, the increased depth of the pit and the clean up work on the footwall slip which occurred in October 2002.

Good progress was made on the underground decline access and the portal has now been fully established for accelerated development and exploration activities. The first deep

2    Ashanti Goldfields, First Quarter 2003

OPERATIONS REVIEW                                                [ASHANTI LOGO]




exploration hole, drilled to a depth of 1,060 metres, intersected the shear zone but mineralisation was low grade, 1.9 metres at 1.8 g/t. The second hole was at 800 metres depth at the end of the quarter. These holes are targeted to intersect the mineralised zone at depths well below the deepest underground workings.

Recent metallurgical test work aimed at improving recovery from the refractory component of the ore has indicated that a flotation process with concentrate regrind and intense cyanide leaching will enhance the economics of processing these ores. The possibility of utilising redundant plant from the Obuasi PTP for this purpose is being investigated.

GUINEA
SIGUIRI (85% OWNED)

Siguiri gold production of 70,011 ounces was similar to the 69,142 ounces achieved in the first quarter of 2002. Stacked tonnage increased to 2.48 million tonnes from 2.39 million tonnes whilst the feed grade declined to 1.16 g/t from 1.23 g/t. Low excavator availability affected mining operations resulting in a loss of production flexibility and access to higher grade material scheduled for mining. A fire which started in the ventilation system caused extensive damage to the assay control operations in the pits and the ability to mine at planned grades during the quarter. The laboratory has been repaired and was back to full capacity by the end of April. The cash operating costs increased to US$239 per ounce form US%228 per ounce, reflecting increased mined volumes and higher fuel prices.

Engineering design, procurement, site mobilisation and civil preparation work for the new CIP plant progressed throughout the first quarter. However, Ashanti has, by mutual agreement with the contractor, terminated the Siguiri CIP lump sum contract due to irreconcilable differences. Ashanti is reviewing the situation and assessing alternative options, which will impact on project timetable and costs.

ZIMBABWE
FREDA-REBECCA

Freda-Rebecca gold production for the quarter was 16,945 ounces compared with 23,086 ounces in the first quarter of 2002. Despite an increase in mill throughput to 344,000 tonnes form 283,000 tonnes, gold production decreased because of the lower feed grade and metallurgical recovery. Blasthold drilling operations were impacted by a lack of foreign exchange to procure drill spares resulting in low underground ore production and the need to feed the pant with a high tonnage of low grade surface stockpile material. Alternative supply positions are being investigated and a plan has been drawn up to replenish the drilled reserve during the second quarter During this period the shortfall in underground production tonnage will be replaced by low grade open pit ore and further draw down of the medium/low grade surface stockpiles. Negotiations with the central bank and suppliers have taken place but the release of hard currency is slow and could impact in the production recovery plan. the lower gold production and inflationary pressures in Zimbabwe are reflected in the increase in cash operating costs for the quarter to US$266 per ounce form US$226 per ounce for the same period last year.

TANZANIA
GEITA (50% OWNED)

Gold production at Geita was 127,077 ounces compared with 138,819 ounces produced in the first quarter of 2002. Plant throughput for the quarter was 1.4 million tonnes at 3.10 g/t compared to 1.2 million at 4.00 g/t for the corresponding period last year. Mining activities were concentrated on the Nyankanga cut 3 waste strip in order to access higher grade ore early in the third quarter. The upgrade of the crushing circuit was successfully commissioned during the first quarter and initial results indicate that the targeted upgrade milling capacity of 5.5 million tonnes per year will be achieved. Cash operating costs rose US$203 per ounce from US$146 per ounce largely as a result of lower grades and production.

Summary of production and cash operating costs per ounce.

                                                                                               FREDA-                         TOTAL/
                                   OBUASI        IDUAPRIEM      BIBIANI        SIGUIRI        REBECCA        GEITA          AVERAGE
____________________________________________________________________________________________________________________________________
3 months to 31 March 2003
Production (ounces)              131,918          47,246        51,271         70,011       16,945          63,538        380,929
Cost per ounce (US$)                 205             260           234            239          266             203            224
____________________________________________________________________________________________________________________________________
3 months to 31 March 2002
Production (ounces)             140,096           47,844        59,806         69,142       23,086          69,410         409,384
Cost per ounce (US$)                189              193           186            228          226             146             190
____________________________________________________________________________________________________________________________________
12 months to 31 December 2002
Production (ounces)             537,219          185,199       242,432        269,292       99,255         289,522       1,621,919
Cost per ounce (US$)                198              232           180            230          214             163             199
____________________________________________________________________________________________________________________________________

                                    ASHANTI GOLDFIELDS, FIRST QUARTER 2003     3

                                                              ASHANTI LETTERHEAD

OPERATIONS REVIEW

OUTLOOK
As announced on 26 March 2003, Ashanti anticipates its second quarter production to be in the region of 375,000 ounces. This is due to the delay in commissioning the expansion at Iduapriem/Teberebie and the ongoing Nyankanga pit cut-back at Geita. Damage to the SAG mill pinion at Obuasi, lower mined and stacked grades at Siguiri and power outages in Ghana could further impact production during the second quarter. Following completion of the Nyankanga pit cut-back at Geita, replacement of the damaged mill pinion at Obuasi, both anticipated in July, and commissioning of the second phase of the crusher and overland conveyor component of the Iduapriem/Teberebie expansion towards the end of the third quarter, production levels are planned to increase during the second half of the year in order to meet the 2003 production target of approximately 1.6 million ounces.

As also announced on 26 March 2003, rising fuel prices, increases in power cost and wages, depreciation of the US dollar in which our revenues are denominated, the appreciation in currencies of countries from which we source our major inputs and rising costs of reagents will impact adversely on our cash operating costs this year. We are taking steps to minimise this impact but it is still likely that cash operating costs will increase by approximately 10% this year. The reduced production level anticipated for the second quarter will also have a consequential adverse impact on our unit cash operating costs for the second quarter as compared to the annualised level.

EXPLORATION
EAST AFRICA
TANZANIA
GEITA
During the quarter exploration drilling continued at Nyankanga West and East, Star and Comet and at Geita Hill. At Nyankanga, step out drilling testing strike and depth extensions both east and west of the current resource continued. A high grade intersection of 20 metres grading 15.3 g/t was intersected in borehole NYDD0097 at 190 metres, some 300 metres west along strike from the main Nyankanga ore body. At Star and Comet, hole SCDD002, one of two holes drilled targeting the projected high grade fold nose mineralisation at depth, intersected 9 metres grading 19.5 g/t from 267 metres down the hole.

TANZANIA REGIONAL
Stream sediment sampling continued on the Kigosi reconnaissance licence in the south western part of the Lake Victoria Goldfields.

D.R.CONGO
Continued unrest in the Mongbwalu area precluded the commencement of exploration activities during the quarter on the Kilo gold project. It is hoped the stationing of United Nations personnel and the withdrawal of Ugandan and Rwandese troops will bring stability to the area.

WEST AFRICA
BURKINO FASO
The Youga Exploitation Permit was ratified by the Government on 8 April 2003.

COTE D'IVOIRE
Some progress was made towards resolving the stalemate between the Government and rebel forces during the quarter but no resumption of exploration activities was undertaken.

GUINEA
Exploration drilling, concentrated on the area surrounding the Bidini, Eureka Hill, Sanu Tinti and Tubani pits, defined several small resources in both laterite and saprolite. Several intersections from the Kalamagna Prospect, including 57 metres grading 1.21 g/t from surface, 34 metres at 1.56 g/t from 27 metres and 16 metres of 2.06 g/t from 52 metres were made during the quarter.

MALI
Broad spaced reconnaissance pits were used to test the regolith profile in the M'pebougoula JV Exploration Authorisation that abuts the southern limit of the Morila Exploitation Permit. Auger drilling and geophysical surveying of these areas is in progress. Similar work as commenced on the Bala and Ngolopene Authorisations north of the inactive Syama Mine.

Initial pits dug in the Koumantou Exploration Authorisation suggest that only the eastern portion of permit is prospective for gold. Geochemical sampling and mapping is in progress.

SOUTHERN AFRICA
SOUTH AFRICA
Application for the prospecting licence on the M'phatlele's Location PGM project was submitted during the quarter.


4  Ashanti Goldfields, First Quarter 2003

PRODUCTION                                                        [ASHANTI LOGO]

                                                  3 months to    3 months to    12 months to
                                                31 March 2003  31 March 2002     31 Dec 2002
                                                -------------  -------------    ------------
Obuasi
Underground Mining
Ore ('000 tonnes)............................             583            591           2,423
Grade (g/t)..................................            7.05           7.50            7.48
                                                -------------  -------------    ------------

SURFACE MINING
Ore ('000 tonnes)............................             172             --             368
Grade (g/t)..................................            2.65             --            2.71
Waste Mined ('000 tonnes)....................             872             --           2,165
Strip Ratio..................................             5.1             --             5.8
                                                -------------  -------------    ------------

SULPHIDE TREATMENT PLANT
Ore processed ('000 tonnes)..................             580            582           2,352
Head grade (g/t).............................            6.99           8.01            7.35
Recovery (%).................................            84.6           87.0            84.8
Gold produced (ounces).......................         110,235        130,426         471,359
                                                -------------  -------------    ------------

POMPORA TREATMENT PLANT CLEAN UP
Gold produced (ounces).......................              --            174             195
                                                -------------  -------------    ------------

OXIDE TREATMENT PLANT
Ore Processed ('000 tonnes)..................             228            --              435
Head grade (g/t).............................            1.80            --             2.06
Recovery (%).................................            81.8            --             81.2
Gold produced (ounces).......................          10,997            --           23,390
                                                -------------  -------------    ------------
TAILINGS TREATMENT PLANT
Ore processed ('000 tonnes)..................             500            440           1,840
Head grade (g/t).............................            2.15           2.23            2.29
Recovery (%).................................            31.0           30.0            31.2
Gold produced (ounces).......................          10,686          9,496          42,275
                                                -------------  -------------    ------------

OBUASI TOTAL PROCESSED
Ore processed ('000 tonnes).................            1,309          1,022           4,627
Head grade (g/t)............................             4.24           5.52            4.48
Recovery (%)................................             74.1           77.2            74.8
Gold produced (ounces)......................          131,918        140,096         537,219
                                                -------------  -------------    ------------

DISTRIBUTION OF OBUASI PRODUCTION (OUNCES)
Obuasi underground..........................          110,235        130,600         471,554
Obuasi surface..............................           10,997             --          23,390
Obuasi tailings.............................           10,686          9,496          42,275
Obuasi Total................................          131,918        140,096         537,219
                                                -------------  -------------    ------------

Iduapriem
MINING
Ore ('000 tonnes)...........................              886            940           4,393
Grade (g/t).................................             1.74           1.60            1.66
Waste mined ('000 tonnes)...................            3,474          4,128          15,019
Strip ratio.................................              3.9            4.5             3.4
                                                -------------  -------------    ------------

CIL PLANT
Ore processed ('000 tonnes).................              844            656           2,625
Head grade (g/t)............................             1.69           2.00            1.96
Recovery (%)................................             89.4           94.4            89.3
Gold produced (ounces)......................           40,787         38,291         147,726
                                                -------------  -------------    ------------

HEAP LEACH
Ore stacked ('000 tonnes)...................              306            355           1,127
Head grade (g/t)............................             1.14           1.10            1.13
Recovery (%)................................             57.9           76.1            91.3
Gold produced (ounces)......................            6,459          9,553          37,473
Total Gold Produced (ounces)................           47,246         47,844         185,199
                                                -------------  -------------    ------------


                                      Ashanti Goldfields, First Quarter 2003   5

PRODUCTION                                                       [ASHANTI LOGO]

                                               3 Months to         3 Months to       12 Months to
                                             31 March 2003       31 March 2002        31 Dec 2002
--------------------------------------------------------------------------------------------------
BIBIANI
MINING
Ore ('000  tonnes)                                661                 344                 2,608
Grade (g/t)                                      3.51                3.70                  3.53
Waste mined ('000 tonnes)                       2,128               3,004                11,054
Strip ratio                                       3.2                 8.7                   4.2
--------------------------------------------------------------------------------------------------
CIL PLANT
Ore processed ('000  tonnes)                      610                 577                 2,566
Head grade (g/t)                                 3.35                3.90                  3.72
Recovery (%)                                     80.3                82.2                  79.0
Gold produced (ounces)                         51,271              59,806               242,432
--------------------------------------------------------------------------------------------------
SIGUIRI
MINING
Ore ('000 tonnes)                               2,533               1,913                 9,464
Grade (g/t)                                      1.16                1.23                  1.19
Waste mined ('000 tonnes)                       2,277               2,230                 8,404
Strip ratio                                       0.9                 1.2                   0.9
--------------------------------------------------------------------------------------------------
HEAP LEACH
Ore stacked ('000 tonnes)                       2,476               2,390                 9,462
Head grade (g/t)                                 1.07                1.16                  1.16
Recovery (%)                                     82.2                77.5                  76.3
Gold produced (ounces)                         70,011              69,142               269,292
--------------------------------------------------------------------------------------------------
FREDA-REBECCA
UNDERGROUND MINING
Ore ('000 tonnes)                                 168                 262                 1,077
Grade (g/t)                                      2.61                3.83                  2.99
--------------------------------------------------------------------------------------------------
SURFACE MINING
Ore ('000 tonnes)                                  18                  44                   110
Grade (g/t)                                       1.9                2.19                  2.26
--------------------------------------------------------------------------------------------------
CIL PLANT
Ore processed ('000 tonnes)                       344                 283                 1,155
Head grade (g/t)                                 1.92                3.36                  3.22
Recovery (%)                                     79.7                75.6                  82.2
Gold produced (ounces)                         16,945              23,086                98,255
--------------------------------------------------------------------------------------------------
GEITA
MINING
Ore ('000 tonnes)                               1,037               1,192                 5,399
Grade (g/t)                                      3.03                3.30                  3.52
Waste mined ('000 tonnes)                      11,426               5,550                39,729
Strip ratio                                      11.0                 4.7                   7.4
--------------------------------------------------------------------------------------------------
CIL PLANT
Ore processed ('000 tonnes)                     1,397               1,198                 4,979
Head grade (g/t)                                 3.10                4.00                  3.92
Recovery (%)                                     92.0                92.1                  92.3
Gold produced (ounces)                        127,077             138,819               579,043
Ashanti's 50% share (ounces)                   63,538              69,410               289,522
--------------------------------------------------------------------------------------------------
GROUP SUMMARY (OUNCES)
Managed gold production                       317,391             339,974             1,332,397
Geita JV 50%                                   63,538              69,410               289,522
Total production                              380,929             409,384             1,621,919
Less minority interests                        17,589              17,548                68,174
--------------------------------------------------------------------------------------------------
Total Attributable (ounces)                   363,341             391,836             1,553,745
--------------------------------------------------------------------------------------------------

6 Ashanti Goldfields, First Quarter 2003

FINANCIAL REVIEW                                                  [ASHANTI LOGO]


Earnings
Earnings for the first quarter were US$6.8 million, down US$9.7 million on the corresponding period last year. The reduction in earnings was due to lower production and higher cash operating costs offset partially by higher spot prices. Earnings per share were US$0.05 (2002: US$0.15).

Revenue
Gold production for the quarter of 380,929 ounces (2002: 409,384 ounces) generated spot revenue of US$133.6 million (2002: US$123.4 million), equivalent to US$351 per ounce (2002: US$301 per ounce). Total hedging income for the quarter was negative US$4.7 million, comprising deferred hedging income of US$3.2 million and net cash payments on maturing hedging contracts, due to the high spot prices during the quarter, of US$7.9 million. Total revenue for the quarter was US$128.9 million (2002: US$136.9 million), equivalent to US$338 per ounce (2002: US$334 per ounce).

Hedging
Higher spot prices and gold volatility levels since 31 December 2002 allowed Ashanti to make the following principal changes to its hedge book during the quarter:

- 660,000 ounces of bought call options with strike prices greater than US$430 per ounce were re-struck lower to 232,652 ounces of bought call options with strike prices of US$320 per ounce and US$330 per ounce;

- Protected ounces were increased by 50,400 with strike prices of US$354 per ounce and US$375 per ounce; and

- 401,000 ounces of sold call options were re-struck lower to match 682,400 ounces of bought put options, thereby converting the put and call options into forward sales. Value generated through this restructure was used to purchase a further 232,666 ounces of call options with a strike price of US$330 per ounce.

Although the total number of bought call ounces has been reduced, the above restructurings have the following advantages:

- Owing to the lower strike prices, the cashflow effect from the new bought call structure is comparably beneficial to Ashanti up to gold prices of approximately US$500 per ounce with respect to these contracts;

- The bought call options now have strike prices and value dates that match individual sold call options or forward sales;

- Converting bought put and sold call options into forward sales simplifies the management of the hedge book;

- The number of protected ounces has increased by 50,400 at favourable strike prices;

- The average committed price over the life of the book has improved by US$11 per ounce from US$346 per ounce to US$357 per ounce; and

- Commitments for 2003 have been reduced allowing more participation in higher spot prices: as at 31 March 2003 commitments stood at 879,072 ounces, which is a reduction of 420,582 ounces (32%) as compared to the position as at 31 December 2002 of 1,299,654 ounces.

There were no significant changes to lease rate swap ounces or the Geita hedge book, apart from maturing contracts.

At the quarter end Ashanti had 4.8 million ounces of protection at an average price of US$359 per ounce with commitments of 6.6 million ounces. The mark-to-market valuation of the hedge book at quarter end was negative US$93.2 million based on a spot price of US$336 per ounce. Ashanti's share of the mark-to-market valuation of the Geita hedge book was negative US$36.3 million.

Cash Operating Costs
Total cash operating costs rose from US$190 to US$224 per ounce. This was as a result of lower gold production, the impact of increased fuel prices, one off costs associated with the clean up of the Bibiani pit wall slip, the Geita Nyankanga pit cut-back and interim crushing and mill feed arrangements at Iduapriem which necessitated a higher than normal amount of ore re-handling.

Profit
Operating profit for the quarter, including Geita, was US$11.7 million (2002:
US$24.3 million). Exploration expenditure was US$0.3 million lower than last year at US$0.7 million while corporate administration costs were up US$1.4 million on last year at US$6.0 million. Depreciation at US$19.6 million was down from US$23.1 million last year due to lower production.

Net interest payable for the quarter was US$4.7 million, down US$1.3 million on last year due to lower debt levels and interest rates.

Cash Flows and Balance Sheet
Cash inflow from operating activities was US$16.8 million (2002: US$23.2 million). Net interest payments were US$2.4 million, US$5.6 million lower than last year. Capital expenditure was US$17.1 million (2002: US$14.9 million) and includes expenditure of US$7.7 million at Obuasi, US$4.8 million in respect of the CIP project at Siguiri and US$2.5 million on the plant expansion at Iduapriem/Teberebie.

A further US$3.6 million was raised from the exercise of warrants. Of the total 19,835,001 warrants issued in January 2000, 15,155,031 warrants have been exercised and 4,679,970 warrants remained outstanding as at 31 March 2003.

Gross and net debt at quarter end were US$255.9 million and US$215.0 million respectively, broadly unchanged from previous year end.

Other Matters subsequent to 31 March 2003
The boards of Ashanti and AngloGold Limited ("AngloGold") are in discussions regarding a proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares or global depositary securities. These discussions and the related discussions with certain stakeholders may or may not lead to a proposal being made for the entire issued share capital of Ashanti. As Ashanti announced on 13 June 2003, the Government of Ghana is to hold consultations and take appropriate professional advice in considering the proposed merger. In view of these discussions, the proposed rights issue has been delayed. If the proposed merger is formally announced, it is not Ashanti's intention to proceed with the rights issue.

On 30 May 2003 a further 2,183,144 warrants were exercised at US$3 per warrant raising US$6.5 million. As a result the stated capital now stands at 130.8 million shares (31 December 2002: 127.5 million shares) and 2.5 million warrants remain outstanding.

                                Ashanti Goldfields, First Quarter 2003

                                                                  [ASHANTI LOGO]

GROUP PROFIT AND LOSS ACCOUNT
Unaudited


                                                        3 months to 31 Mar 2003          3 months to 31 Mar 2002       12 months to
                                                             Interest in                       Interest in              31 Dec 2002
                                                    Group   joint venture    Total    Group   joint venture    Total          Total
                                             Note   US$m         US$m        US$m     US$m         US$m        US$m            US$m
-----------------------------------------------------------------------------------------------------------------------------------
TURNOVER                                        2    109.6        19.3        128.9   116.9         20.0        136.9         552.2
                                                    ------       -----       ------   -----        -----       ------        ------
Cash operating costs                            2    (72.5)      (12.9)       (85.4)  (67.8)       (10.1)       (77.9)       (323.1)
Other costs                                           (7.4)       (0.8)        (8.2)   (6.4)        (0.8)        (7.2)        (31.6)
Exceptional cost                                        --          --           --    (1.0)          --         (1.0)        (32.3)
Royalties                                             (3.4)       (0.6)        (4.0)   (2.8)        (0.6)        (3.4)        (14.6)
Depreciation and amortisation                        (17.3)       (2.3)       (19.6)  (20.0)        (3.1)       (23.1)        (88.4)
                                                    ------       -----       ------   -----        -----       ------        ------
TOTAL COSTS                                     3   (100.6)      (16.6)      (117.2)  (98.0)       (14.6)      (112.6)       (490.0)
                                                    ------       -----       ------   -----        -----       ------        ------
Other income                                            --          --           --      --           --           --          12.1
OPERATING PROFIT                                2      9.0         2.7         11.7    18.9          5.4         24.3          62.2
                                                                 =====       ======                =====       ======
Share of operating profit of joint venture             2.7                              5.4                                      --
                                                    ------                            -----                                  ------
TOTAL OPERATING PROFIT                                11.7                             24.3                                    74.3

NET INTEREST PAYABLE: group                           (3.6)                            (4.9)                                  (17.5)
                      joint venture                   (1.1)                            (1.1)                                   (5.1)
                                                    ------                            -----                                  ------
PROFIT BEFORE TAXATION                                 7.0                             18.3                                    51.7
Taxation: group                                         --                             (1.8)                                   (3.0)
          joint venture                                 --                               --                                     6.7
                                                    ------                            -----                                  ------
PROFIT AFTER TAXATION                                  7.0                             16.5                                    55.4
Minority interests                                    (0.2)                              --                                     0.8
                                                    ------                            -----                                  ------
PROFIT ATTRIBUTABLE TO SHAREHOLDERS                    6.8                             16.5                                    56.2
Dividends                                               --                               --                                      --
                                                    ------                            -----                                  ------
RETAINED PROFIT FOR THE PERIOD                         6.8                             16.5                                    56.2
                                                    ======                            =====                                  ======
EARNINGS PER SHARE (US$)                              0.05                             0.15                                    0.47
                                                    ======                            =====                                  ======

8    Ashanti Goldfish, First Quarter 2003

GROUP BALANCE SHEET                                         [ASHANTI LOGO]
Unaudited






                                                        AS AT 31 MAR 2003                            AS AT                   AS AT
                                                          INTEREST IN                          31 MAR 2002              31 DEC 2002
                                        GROUP            JOINT VENTURE          TOTAL                GROUP                    GROUP
                                        US$m                 US$m                US$m                 US$m                     US$m

------------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                       16.0                54.0                  74.0                18.0                   17.3
Tangible assets                        598.3               106.0                 704.3               607.8                  602.7
Investments
     -Geita joint venture               92.8               (92.8)                    -                86.2                   91.2
     -Loans to joint venture and
      other investments                 32.3                   -                  32.3                32.6                   32.6
                                     -------                                   --------            -------                 -------
                                       739.4                                     806.6               744.6                  743.8
                                     -------                                   --------            -------                 -------

CURRENT ASSETS
Stocks                                  73.7                10.0                   83.7              71.6                    76.6
Debtors due within one year             10.7                21.6                   32.3              19.8                    14.0
Debtors due after more than
  one year                              12.4                   -                   12.4                 -                     8.8
Cash                                    40.9                14.4                   55.3              42.9                    41.3
                                     -------              ------               --------            -------                 -------
                                       137.7                46.0                  183.7             134.3                   140.7
                                     -------              ------               --------            -------                 -------

CREDITORS: AMOUNTS FALLING DUE
  WITHIN ONE YEAR
Creditors                            (123.2)               (18.8)                (142.0)            (137.5)                 (131.1)
Borrowings                             (2.3)               (10.8)                 (13.1)            (279.8)                   (2.7)
                                     -------              ------               --------            -------                 -------
                                     (125.5)               (29.6)                (155.1)            (417.3)                 (133.8)
                                     -------              ------               --------            -------                 -------
NET CURRENT ASSETS/(LIABILITIES)       12.2                 16.4                   28.6             (283.0)                    6.9

TOTAL ASSETS LESS CURRENT
  LIABILITIES                         751.6                                       835.2              461.6                   750.7

CREDITORS: AMOUNTS FALLING DUE
  AFTER MORE THAN ONE YEAR
Creditors                             (15.0)               (39.9)                 (54.9)             (50.4)                  (24.0)
Borrowings                           (253.6)               (40.6)                (294.2)             (34.3)                 (254.2)

Provisions for liabilities
  and charges                         (24.9)                (3.1)                 (28.0)             (20.1)                  (25.0)
                                     -------                                   --------            -------                 -------
                                      458.1                                       458.1              356.8                   447.5
                                     =======                                   ========            =======                 =======

CAPITAL AND RESERVES
Stated capital                        591.8                                                          545.2                   588.2
Reserves                             (135.1)                                                        (190.4)                 (141.9)
                                     -------                                                       -------                 -------
EQUITY SHAREHOLDERS' FUNDS            456.7                                                          354.8                   446.3
Equity minority interests               1.4                                                            2.0                     1.2
                                     -------                                                       -------                 -------
                                      458.1                                                          356.8                   447.5
                                     =======                                                       =======                 =======



                                    Ashanti Goldfields, First Quarter 2003     9

GROUP CASH FLOW STATEMENT                                         [ASHANTI LOGO]
Unaudited

                                                                      3 months to         3 months to         12 months to
                                                                      31 Mar 2003         31 Mar 2002         31 Dec 2002
                                                                             US$m                US$m                US$m
--------------------------------------------------------------------------------------------------------------------------
Cash inflow from operating activities                                       16.8                23.2                95.2
--------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                            0.1                 0.1                 0.8
Interest paid                                                               (2.5)               (8.1)              (19.6)
--------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and service of finance         (2.4)               (8.0)              (18.8)
--------------------------------------------------------------------------------------------------------------------------
Taxation
Corporate tax paid                                                             -                (0.6)               (2.0)
--------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investments
Purchase of tangible fixed assets                                          (17.1)              (14.9)              (64.5)
--------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment         (17.1)              (14.9)              (64.5)
--------------------------------------------------------------------------------------------------------------------------
Cash (outflow)/inflow before use of liquid resources and financing          (2.7)               (0.3)                9.9
Management of liquid resources                                               6.0                 6.7                 6.0
--------------------------------------------------------------------------------------------------------------------------
Cash inflow before financing                                                 3.3                 6.4                15.9

Financing
Loans drawn down                                                               -                   -               265.0
Loan repayments                                                             (0.9)               (9.6)             (326.0)
Issue of shares                                                              3.6                   -                41.8
--------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                     2.7                (9.6)              (19.2)
--------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                  6.0                (3.2)               (3.3)
--------------------------------------------------------------------------------------------------------------------------


Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash                                                  6.0                (3.2)               (3.3)
Decrease in liquid resources                                                (6.0)               (6.7)               (6.0)
--------------------------------------------------------------------------------------------------------------------------
                                                                               -                (9.9)               (9.3)
Cash outflow from decrease in debt                                           0.9                 9.6                61.0
Other                                                                       (0.3)               (0.2)                3.4
--------------------------------------------------------------------------------------------------------------------------
Movement in net debt                                                         0.6                (0.5)               55.1
Net debt at beginning of period                                           (215.6)             (270.7)             (270.7)
--------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                 (215.0)             (217.2)             (215.6)
--------------------------------------------------------------------------------------------------------------------------


10   Ashanti Goldfields, First Quarter 2003

NOTES TO THE FINANCIAL INFORMATION                               (ASHIANTI LOGO)



1. Basis of Preparation
The unaudited results for the three months ended 31 March 2003 have been prepared in accordance with the accounting policies set out in the Annual Report and Accounts for the year ended 31 December 2002.
2. Operating Profit Analysis by Business Area
3 MONTHS TO 31 MARCH 2003


                                   IDUA-                          FREDA-   HEDGING  EXPLORA-   CORP.
                         OBUASI    PRIEM     BIBIANI   SIGUIRI   REBECCA   INCOME    TION      ADMIN     GROUP     GEITA     TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Production ounces        131,918   47,246    51,271    70,011    16,945          --         --       --  317,391   63,538   380,929
------------------------------------------------------------------------------------------------------------------------------------
US$million
Revenue-spot                46.3     16.5      18.0      24.6       5.9          --         --       --    111.3     22.3     133.6
       -hedging               --       --        --        --        --        (1.7)        --       --     (1.7)    (3.0)     (4.7)
------------------------------------------------------------------------------------------------------------------------------------
                            46.3     16.5      18.0      24.6       5.9        (1.7)        --       --    109.6     19.3     128.9
Operating costs            (27.0)   (12.3)    (12.0)    (16.7)     (4.5)         --         --       --    (72.5)   (12.9)    (85.4)
Other costs                   --     (0.3)     (0.1)     (0.3)       --          --       (0.7)    (6.0)    (7.4)    (0.8)     (8.2)
Royalties                   (1.6)    (0.5)     (0.5)     (0.8)       --          --         --       --     (3.4)    (0.6)     (4.0)
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                      17.7      3.4       5.4       6.8       1.4        (1.7)      (0.7)    (6.0)    26.3      5.0      31.3
Depreciation and
amortisation                (7.9)    (1.3)     (2.3)     (4.0)     (1.5)         --         --     (0.3)   (17.3)    (2.3)    (19.6)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING
PROFIT 31.3.2003             9.8      2.1       3.1       2.8      (0.1)       (1.7)      (0.7)    (6.3)     9.0      2.7      11.7
       31.3.2002             4.5      3.4       2.7      (0.9)      2.3        13.8       (1.0)    (5.9)    18.9      5.4      24.3
------------------------------------------------------------------------------------------------------------------------------------

3 MONTHS TO MARCH 31, 2002

                                             IDUA-                      FREDA-   HEDGING  EXPLORA- CORP.
                         OBUASI   AYANFURI  PRIEM   BIBIANI  SIGUIRI  REBECCA   INCOME   TION    ADMIN    GROUP    GEITA    TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Production ounces        140,096       --   47,844   59,806   69,142   23,086       --       --       --  339,974   69,410  409,384
------------------------------------------------------------------------------------------------------------------------------------
US$million
Revenue-spot               41.1        --     14.1     17.6     20.2     10.1                --       --    103.1    20.3     123.4
       -hedging              --        --       --       --       --       --     13.8       --       --     13.8    (0.3)     13.5
------------------------------------------------------------------------------------------------------------------------------------
                           41.1        --     14.1     17.6     20.2     10.1     13.8       --       --    116.9    20.0     136.9
Operating costs           (26.5)       --     (9.2)   (11.1)   (15.8)    (5.2)      --       --       --    (67.8)  (10.1)    (77.9)
Other costs                  --        --     (0.2)    (0.1)    (0.5)      --       --     (1.0)    (4.6)    (6.4)   (0.8)     (7.2)
Refinancing and
restructuring costs          --        --       --       --       --       --       --       --     (1.0)    (1.0)     --      (1.0)
Royalties                  (1.2)       --     (0.4)    (0.5)    (0.7)      --       --       --       --     (2.8)   (0.6)     (3.4)
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                     13.4        --      4.3      5.9      3.2      4.9     13.8     (1.0)    (5.6)    38.9     8.5      47.4
Depreciation and
amortisation               (8.9)       --     (0.9)    (3.2)    (4.1)    (2.6)      --       --     (0.3)   (20.0)   (3.1)    (23.1)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING
PROFIT 31.3.2002            4.5        --      3.4      2.7     (0.9)     2.3     13.8     (1.0)    (5.9)    18.9     5.4      24.3
       31.3.2001           (1.7)      0.l      0.2      2.4     (4.4)    (0.5)    23.6     (1.6)    (5.5)    12.6     4.4      17.0
------------------------------------------------------------------------------------------------------------------------------------

                                                            3 MONTHS TO         3 MONTHS TO
                                                             31 MARCH            31 MARCH
                                                               2003                2002
                                                               US$m                US$m
3. RECONCILIATION OF TOTAL COSTS                            -----------         -----------
---------------------------------------------------------------------------------------------
     CASH OPERATING COSTS
     Obuasi                                                      27.0                26.5
     Iduapriem                                                   12.3                 9.2
     Bibiani                                                     12.0                11.1
     Siguiri                                                     16.7                15.8
     Freda-Rebecca                                                4.5                 5.2
     Geita (50%)                                                 12.9                10.1
---------------------------------------------------------------------------------------------
     TOTAL CASH OPERATING COSTS                                  85.4                77.9
     Corporate administration costs                               6.0                 4.6
     Exploration costs                                            0.7                 0.1
     Other costs                                                  1.5                 1.6
     Royalties                                                    4.0                 3.4
     Depreciation and amortisation                               19.6                23.1
     Exceptional costs                                             --                 1.0
---------------------------------------------------------------------------------------------
     TOTAL COSTS                                                117.2               112.6
---------------------------------------------------------------------------------------------

                                     Ashanti Goldfields, First Quarter 2003   11

HEDGING COMMITMENTS

                                                             [ASHANTI LOGO]

The table below shows all forward and option positions that Ashanti had as at 31 March 2003:

                                 2003        2004        2005        2006        2007        2008        2009      2010
--------------------------------------------------------------------------------------------------------------------------
FORWARD SALES
     (ounces)                      628,997     657,992     648,996     538,000     451,200     358,325   413,450   383,450
     (US$/ounce)                       345         355         352         359         360         370       362       366
--------------------------------------------------------------------------------------------------------------------------
CALLS:
Sold (ounces)                      378,025     496,180     498,728     210,256     291,076     260,535    70,970    28,250
     (US$/ounce)                       341         341         350         366         363         365       368       350
--------------------------------------------------------------------------------------------------------------------------
Bought (ounces)                    127,950     101,880     134,000      49,432     125,396           -         -         -
     (US$/ounce)                       348         359         352         370         370           -         -         -
--------------------------------------------------------------------------------------------------------------------------
Subtotal (ounces)                  250,075     394,300     364,728     160,824     165,680     260,535    70,970    28,250
--------------------------------------------------------------------------------------------------------------------------
SUMMARY:
Protected (ounces)                 628,997     657,992     648,996     538,000     451,200     358,325   413,450   383,450
--------------------------------------------------------------------------------------------------------------------------
COMMITTED (ounces)                 879,072   1,052,292   1,013,724     698,824     616,880     618,860   484,420   411,700
--------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a
percentage of total forecast
production (excluding Geita
production for the period of
the project finance, 2003-2007)
--------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap (ounces)         2,367,000   2,587,000   2,251,000   1,915,000   1,579,000   1,318,000   982,000   646,000
--------------------------------------------------------------------------------------------------------------------------
Deferred Hedging Income (US$m)          10          11
--------------------------------------------------------------------------------------------------------------------------

                                 2011      2012      2013      Totals
-------------------------------------------------------------------------
FORWARD SALES
     (ounces)                    268,250   215,313   186,500   4,750,473
     (US$/ounce)                     367       374       365         359
------------------------------------------------------------------------
CALLS:
Sold (ounces)                     84,250    77,188    28,000   2,423,458
     (US$/ounce)                     384       387       401         355
------------------------------------------------------------------------
Bought (ounces)                        -         -         -     538,658
     (US$/ounce)                       -         -         -         358
------------------------------------------------------------------------
Subtotal (ounces)                 84,250    77,188    28,000   1,884,800
------------------------------------------------------------------------
SUMMARY:
Protected (ounces)               268,250   215,313   186,500   4,750,473
------------------------------------------------------------------------
COMMITTED (ounces)               352,500   292,500   214,500   6,635,272
------------------------------------------------------------------------
Total committed ounces as a                                          50%
percentage of total forecast
production (excluding Geita
production for the period of
the project finance, 2003-2007)
------------------------------------------------------------------------
Lease Rate Swap (ounces)         310,000   130,000         -
------------------------------------------------------------------------
Deferred Hedging Income (US$m)                                       21
------------------------------------------------------------------------

Forward Sales:
A total of 4.75 million ounces have been sold forward at an average price of US$359 per ounce.

Call Options:
Ashanti has sold 2.42 million ounces of call options at an average strike price of US$355 per ounce. As a partial offset, Ashanti has bought 0.54 million ounces of call options at an average strike price of US$358 per ounce.

Gold Lease Rate Swaps:
As of 31 March 2003, a maximum of 2.59 million ounces of Ashanti's hedged production will be exposed to the floating 3 month lease rate at any one time.

The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).

Volume (ozs)   Fixed Rate     Description
-----------------------------------------------------------------------------------------------------------------------------------
2,412,000      1.80%          Ashanti pays a quarterly floating rate and receives a quarterly weighted average fixed rate of 1.80%.
-----------------------------------------------------------------------------------------------------------------------------------
360,000        2.00%          Ashanti pays a quarterly floating rate and receives a fixed amount of dollars at maturity. The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula:
                              Volume*YearsToMaturity*302*2.00%. The next rate set is in 2004.
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
2,772,000
-----------------------------------------------------------------------------------------------------------------------------------

Marked-to-market valuations:
On 31 March 2003, the portfolio had a negative marked-to-market value of US$93.2 million. This valuation was based on a spot price of US$336 and the then prevailing applicable US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board. The delta at that time was 5.5 million ounces. This implies that a US$1 increase in the price of gold would have a US$5.5 million negative impact (approximate) on the marked-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the marked-to-market. All these variables can change significantly over short time periods and can consequently materially affect the marked-to-market valuation.

The approximate breakdown by type of the marked-to-market valuation at 31 March 2003 was as follows:

                                                                                                      US$m
Forward Contracts                                                                                     (32.7)
European Call options (net sold)                                                                      (64.2)
Lease rate swaps                                                                                        3.7
                                                                                                      -----
                                                                                                      (93.2)


12 Ashanti Goldfields, First Quarter 2003

                                                                  [ASHANTI LOGO]

HEDGING COMMITMENTS

Geita Hedging
The table below shows Ashanti's portion of hedging commitments for Geita as at 31 March 2003. This represents half of Geita's hedge commitments.

                                2003      2004      2005     2006      2007      Total
---------------------------------------------------------------------------------------
Forward Sales (ounces)        141,270   195,558   174,828   94,576    120,938   727,170
(US$/ounce)                       286       289       294      296        298       292
---------------------------------------------------------------------------------------
Puts:
Bought (ounces)                18,715    25,586    24,350   18,115     23,390   110,156
   (US$/ounce)                    291       291       291      291        292       291
---------------------------------------------------------------------------------------
Summary:
Protected (ounces)            159,985   221,144   199,178  112,691    144,328   837,326
---------------------------------------------------------------------------------------
Committed (ounces)            141,270   195,558   174,828   24,576    120,938   727,170
---------------------------------------------------------------------------------------
Lease Rate Swap               156,301   116,774    76,301   41,420         --        --
---------------------------------------------------------------------------------------

Marked-to-market valuation:
On 31 March 2003, the Geita portfolio had a negative marked-to-market value of US$72.5 million (Ashanti's portion: negative US$36.25 million). This valuation was based on a spot price of US$336 per ounce and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board.


                                       Ashanti Goldfields, First Quarter 2003 13

FORWARD LOOKING STATEMENTS                                        [ASHANTI LOGO]



This report contains a number of statements relating to plans, forecasts and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to those related to future working capital, future production levels, operating costs and plans for diversification. Ashanti may also make written or oral forward-looking statements in its presentations, periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production output, the anticipated productive life of mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or projection output or anticipated life of the projects and mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook, will not differ materially from the forward seeking statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors," many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include leverage, gold price volatility, changes in interest rates, hedging operations, reserves estimates, exploration and development, mining, yearly output, power supply, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian statutory provisions, dividend flows and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to produce profitably and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty. Likewise the cashflows from and marked-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.



14  Ashanti Goldfields, First Quarter 2003

ENQUIRIES                                                         [ASHANTI LOGO]

ASHANTI GOLDFIELDS COMPANY LIMITED

KWEKU AWOTWI
MD Responsible for Public Affairs       Tel: (+233) 21 772331

ERNEST ABANKROH
Company Secretary                       Tel: (+233) 21 774977

CORINNE GAISIE
UK Representative                       Tel: (+44) 20 7256 9938

GOLIN HARRIS
Allan Jordan
Federico Brigatti                       Tel: (+1-212) 697 9191

website: www.ashantigold.com


                                 Ashanti Goldfields, First Quarter 2003      15